UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 30, 2022

Commission File Number: 001-40377

Valneva SE
(Translation of registrant's name into English)

6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Underwriting Agreement

On September 29, 2022, Valneva SE (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Goldman Sachs Bank Europe SE, Jefferies LLC and Jefferies GmbH as representatives of the several underwriters named therein (the “Underwriters”), relating to a global offering (the “Offering”) of an aggregate of 21,000,000 ordinary shares of the Company, nominal value €0.15 per share (the “Ordinary Shares”), including ordinary shares represented by American Depositary Shares (“ADSs”). The Offering consisted of (i) 750,000 Ordinary shares represented by 375,000 ADSs at a public offering price of $9.51 per ADS in the United States and (ii) 20,250,000 Ordinary Shares at an offering price of €4.90 per Ordinary Share in a concurrent private placement in certain jurisdictions outside of the United States to certain entities, all of which are qualified investors within the meaning of Regulation 2017/1129 of the European Parliament and of the Council of June 14, 2017. The net proceeds to the Company from the sale of the ADSs and Ordinary Shares in the Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, will be approximately $93.1 million (€96.0 million). The Offering is expected to close on October 4, 2022, subject to the satisfaction of customary closing conditions.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333- 266839) filed on August 12, 2022, as supplemented by a preliminary prospectus supplement dated September 28, 2022 and a final prospectus supplement dated September 29, 2022, filed with the Securities and Exchange Commission on September 30, 2022.

On September 30, 2022, the Company issued a press release announcing the pricing of the Offering. A copy of this press release is filed as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make because of such liabilities. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinion of Hogan Lovells Paris LLP relating to the Ordinary Shares (including those underlying the ADSs) is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Form 6-K, including the Exhibits, is hereby incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-266839).

Exhibits

1.1	Underwriting Agreement, dated as of September 29, 2022, among the Company and Goldman Sachs Bank Europe SE, Jefferies LLC and Jefferies GmbH, as representatives of the several Underwriters named therein
5.1	Opinion of Hogan Lovells Paris LLP, French counsel to the registrant
23.1	Consent of Hogan Lovells Paris LLP (included in Exhibit 5.1)
99.1	Press Release of Valneva SE, dated September 30, 2022.

Forward-looking Statements

Statements in this Form 6-K that are not strictly historical in nature, including statements regarding the Company’s expectations with respect to the closing of the Offering, are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for an offering of securities. For a discussion of these and other factors, please refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F, under the caption “Risk Factors.” You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Valneva SE

Date: September 30, 2022	By:	/s/ Thomas Lingelbach
	Name:	Thomas Lingelbach
	Title:	Chief Executive Officer